JOIN THE SLY FOX BREWING COMMUNITY

Established Pennsylvania brewery opening its third location

We've been brewing and packaging beer since 1995. In fact, we were the first craft beer in the region to produce cans for sale, which are now sold in 6 states and DC. We have two brewpubs already and are gearing up to open a third location in Wyomissing, which is in a busy, fast-growing corporate business park. With two successful locations under our belt, the strength of the Sly Fox brand, and a promising location, all the pieces are in place for a third successful brewpub.



John Giannopoulos
Owner, Managing Partner



Why you may want to invest

1. The Giannopoulos family has been in the craft beer and brewpub business for over twenty-two years.
2. Winners of multiple Great American Beer Festival medals for outstanding craft beers.
3. Our current brewpubs in Phoenixville and Pottstown combine for more than $4 million in annual sales.
4. We've leased over 8,000 SF within Equus Capital Partners' $70M Vanity Fair Campus Redevelopment Project.
5. Wyomissing and Reading have a population of over 400,000 people.

Our Ambition

As 20+ year veterans of the craft beer and brewpub business, we've seen the industry grow and develop into what it is today. With an increasingly crowded brewery market, it's time to innovate. We've recently launched our community footprint strategy targeting tertiary markets and opening additional brewpubs in order to increase marketshare and broaden brand exposure. By leveraging our established Sly Fox brand, we will continue our growth throughout Pennsylvania and beyond.

Sly_Fox_At_The_Knitting_Mills_WYOMISSING.pdf

https://slyfoxbeer.com

Why I Like Sly Fox Brewing

"I worked with Sly Fox to find the best possible location we could in the Berks County area and feel extremely confident that they will hit a home run with the Wyomissing location. Their brand has already proven themselves over the 20+ years they have been in business and we knew all we had to do was put it in the right spot and it would be a hit. Being a part of a major $70 million redevelopment project to revitalize the VF Outlets made a lot of sense geographically and with the local demographics. It is going to be exciting to watch and be a patron to their success once the doors open."



Kyle A. McKechnie

VICE PRESIDENT OF SALES & LEASING, NAI KEYSTONE COMMERCIAL & INDUSTRIAL

THE BUZZ ABOUT SLY FOX BREWING

"The brewery has won 10 prestigious Great American Beer Festival awards and has grown to two facilities brewing more than 23,000 barrels per year (1 BBL=31 gallons). Tuned-in craft beer drinkers around the country also recognize the brewery for being the first on the east coast to can its liquid and for hosting the annual goat race (yes, with real goats) that drew 60 goats this year and has been named Philadelphia's best beer event by the local press.



Tara Nurin

Writer for Forbes

> *We are thrilled to get Sly Fox as a lead tenant and believe they will attract other restaurants and stores as well as providing an important amenity for the employees located on campus and residents of Wyomissing and West Reading.*



Kevin Flannery

Acquisition Associate and Asset Manager at Equus Capital Partners, Ltd.

> *We're very excited to partner with Sly Fox on the first commercial application of Crown's full aperture end in North America. Craft brew enthusiasts want to enjoy their beer as it was meant to be experienced – whether at home or at an event – and the 360 End™ [Topless Beer Can] makes the beverage can the perfect vessel to do just that.*



Tim Lorge

Vice President, Sales at CROWN Beverage Packaging North America

> *The 2014 Great American Beer Festival® (GABF) competition awarded 268 medals to some of the best commercial breweries in the United States and for the second year in a row, Pennsylvania's Sly Fox Brewing Company was victorious in the Belgian- and French-Style Ale category. Sly Fox's "Grisette Working Class Ale" was awarded the Gold Medal this year, after taking home the Silver Medal in 2013. Sly Fox was one of five Pennsylvania breweries to win a Gold Medal in 2014. GABF is the largest commercial beer competition in the world and winning brands are considered the benchmarks of brewing excellence.*

Chilled Magazine

Expert Guide to Alcoholic Beverages

> *Ichor [from Sly Fox Brewing] looks like maple syrup: beautiful, deep amber with a thin, tan head. The aroma shows a prism of scents, with sweet red apples at the forefront highlighted by molasses and hard candy sugar. The flavor profile is robust with toffee and caramelized plums that melt into sweet molasses, poached pears, and a bit of cinnamon added at the end. As lovely as it tastes, it is the body of this brew that really stands out: It's creamy and rich with powerful alcohol warmth in the throat and chest. Ichor finishes sweet and has a long-lasting caramelized fruit flavor.*



Draft Magazine

Beer Reviewer


SAN FRANCISCO
BUSINESS TIMES

Sly Fox Brewing Co. plans out-of-region expansion after revamping original Phoenixville pub - Philadelphia Business Journal

With an aim to maintain its growth streak, Sly Fox Brewing Co. made a major investment to renovate its brewhouse in Chester County, where it's been

Sly Fox Brewing Co. Teams Up with GoggleWorks for New Belly - Kitchen & Drinkery

Sly Fox Brewing Company has announced they will be the exclusive beer provider for Belly - Kitchen & Drinkery, a broad hospitality concept with on-site catering, a campus-wide liquor license and special programming owned and

July 23, 2018 @ beerscenemag.com

Sly Fox Brewing Strikes Gold Again at GABF

Sly Fox's "Grisette Working Class Ale" was awarded the Gold Medal this year, after taking home the Silver Medal in 2013. Sly Fox was one of five Pennsylvania breweries to win a Gold Medal in 2014. GABF is the largest commercial beer

July 23, 2018 @ chilledmagazine.com

Sly Fox Brewing Co. plans out-of-region expansion with Pittsburgh on its short list - Pittsburgh Business Times

With an aim to maintain its growth streak, Sly Fox Brewing Co. made a major investment to renovate its brewhouse in Chester County, where it's been located for over 20 years. The brothers behind the family-owned company say

July 23, 2018 @ bizjournals.com

Sly Fox Brewing creates ale to raise funds for the Alex's Lemonade Stand Foundation

Pottstown >> Sly Fox Brewing Co. has joined with the Alex's Lemonade Stand Foundation to create a new brew with a cause. Alex's Lemon Wheat Ale is named for Alexandra "Alex" Scott, who when she was just 4 held her first

July 23, 2018 @ thereporteronline.com

Sly Fox Brewing Co. Announces Rebrand and Renovated Original Tasting Room

Sly Fox Brewing Co. in Phoenixville, Pennsylvania has announced that the brewery's original taproom has been renovated and multiple recipes have been revamped along with the brewery's packaging in order to provide a sparkling

July 11, 2018 @ beerconnoisseur.com


SlyFox

The cutthroat goat races of Sly Fox Brewery's annual Bock Fest

It was finally time. A hush fell over the crowd, which had been rowdy all afternoon, as the last five goats standing approached the starting line. They stomped their hooves, sized one another up, and tossed their heads impatiently

May 7, 2018 @ philly.com

Sly Fox Brewing is opening a third location, here are the plans and renderings

Since its inaugural brew in 1995, Sly Fox Brewing has crafted more than 100 different topnotch craft beers, available in its brewpubs in Phoenixville and

Sly Fox Brewing Announces Plans for Third Location | Brewbound.com

POTTSTOWN, Penn. - For more than 20 years, Sly Fox Brewing Company has remained focused on producing quality lagers and ales while building a reputation for their establishments-two festive pubs in southeastern

March 30, 2018 @ brewbound.com

From MONTCO: Sly Fox Brewing Company is Expanding

The restaurant will be similar to Sly Fox's Tastin' Room at its Pottstown brewery in the Circle of Progress business park near the Pottstown airport. There will not be any brewing done at the Wyomissing site. Instead, the beer will be

March 29, 2018 @ vista.today



Pottstown microbrewer to open pub in VF Outlet redevelopment project | LVB

Sly Fox Brewing Co. of Pottstown plans to open a restaurant in a former outlet building in Wyomissing. John Giannopoulos, a managing partner of the brewing company, said the 5,900-square-foot restaurant could be open as early as late

March 28, 2018 @ lvb.com


SlyFox

Sly Fox Brewing Co. finds itself at a crossroads

Amid increased competition, changing habits, Pottstown-based brewer strives to stay relevant. Sly Fox Brewing Co. finds itself at a crossroads of sorts. Founded in 1995 by Pete Giannopoulos, it was one of the first craft breweries in

October 11, 2017 @ readingeagle.com

Sly Fox Brewing seeks to tap more business in Berks

DISCLAIMER FOR COMMENTS: The views expressed by public comments are not those of this company or its affiliated companies. Please note by clicking on "Post" you acknowledge that you have read the TERMS OF USE and the

October 4, 2017 @ wfmz.com

Barcade and Sly Fox Brewing Make a 'Boogie Nights' Beer Because, Why Not?

Sly Fox Brewing announced this week that it will debut a collaboration beer with Barcade, a national bar and arcade chain, on April 6. RELATED: The 101 Best Beers in America Dubbed "Chest Bockwell," named for a pseudonym of

March 26, 2017 @ mensjournal.com

Sly Fox Brewing brings back Taps, Tunes & Trucks and the Fox Trot 5k

Sly Fox Brewing Company will bring two popular events back on May 21. The annual Fox Trot 5k will begin at 10 a.m., followed by the Tap, Tunes & Trucks

Where To Eat And Drink on This Big Weekend

There are a lot of food festivals and one goat race. There's a lot to look forward to this weekend. For some reason, it just seems like everybody decided to schedule their street festival / spring fest / goat race this weekend, so in order

May 1, 2015 @ phillymag.com

Sly Fox Brewing Company Creates First Topless Beer Can

Sly Fox Brewing Company has been a canning pioneer for quite some time, but they're not so rare nowadays. Canning craft beer is a common practice now, and until recently, Sly Fox was canning their beers like everybody else; nothing

April 5, 2013 @ kegworks.com

PHOTO: Would You Drink From This Topless Beer Can?

There's something different about a new can from Sly Fox Brewing Company. Where other cans' stay-on-tabs make a small opening when popped, the one featured on cans of the Pennsylvania brewery's Helles Golden Lager lifts the

April 4, 2013 @ huffingtonpost.com

Sly Fox Has Been a Top Craft Brewery in Pennsylvania for Decades

Now we're capitalizing on our success to open a third location.

We're More Than Just A Brewpub

Our brewpubs have been the epicenter of the Sly Fox brand, a gathering spot for beer lovers to enjoy our award-winning brews, delicious food, and a family-friendly atmosphere.

Can't Miss Sly Fox Events

Whether it's the famous *Running Of the Goats* at the Sly Fox Bock Fest or one of the biggest Can Jam Tournaments in the country, our one-of-a-kind events introduce our brand to new consumers and strengthen existing relationships.



Sly Fox Goat Races & Bock Festival



Independently Brewed In Pennsylvania

Sly Fox Brewing Co. has been crafting award winning ales and lagers for over 22 years. Several years ago, our annual production level exceeded 15,000 barrels and we attained the status of a Regional Brewery. In 2017,

production exceeded 21,000 barrels a year. As we continue our growth strategy with additional brewpubs across the state of Pennsylvania, these numbers will continue to rise.

Our Newest Location: A Restaurant in Rapidly-Developing Wyomissing, PA

Sly Fox finds a new home in the middle of an up-and-coming business park, surrounded by boutiques, restaurants, and office spaces, including the new Tower Health corporate headquarters (250+ employees) and UGI Energy Services regional headquarters (800+ employees).

If You Build It, They Will Come

Financial Projections and Current Traction

As the popularity of craft beer continues to rise, our brewpubs offer a tremendous opportunity to introduce our award winning brews to new consumers. We're confident that with our 20+ years in the business, our new Wyomissing location will see immediate results and achieve our financial goals.

$6 million

Annual sales from Pottstown ($1.5M in pub sales)

25-35%

Annual growth in Pottstown (first 3 years)

$1.8 million

Annual Sales of first location (Phoenixville)

5-6%

Annual growth of first location (Phoenixville)

Cheers to the Next 23 Years (and Beyond!)

Sly Fox Brewhouse and Eatery Opens in Phoenixville

Meet the Founders



John Giannopoulos
Owner, Managing Partner



Pete Giannopoulos
Owner, Managing Partner

AND THE REST OF THE TEAM







Randy McKinley
General Manager

Jim Trainer
Corporate Executive Chef

Craig Coffman
Corporate Director Of Hospitality


BARCADE

Tim Ohst
Director of Brewery Operations

Interview

Wefunder interviewed John Giannoppoulos and Randy McKinley of Sly Fox on June 27, 2018.

+ EXPAND ALL

WF: What is Sly Fox?

FOX: What started as a home-brewing experiment, has evolved in to a one-of-a-kind experience; a world-class, award winning brewery that features a calendar of unique and exciting events. Whether it's enjoying a pint of our craft beer with a kielbasa pizza at the brewpub or watching the running of the goats at the Bock Fest, we have become a brand that consumers recognize and embrace.

The brewery is known as one of the first independent craft beer makers in the region and, with a culture that has evolved over the last 22 years, the Sly Fox Brewing Company now distributes our popular beers to seven Mid-Atlantic States. We manage two destination brewpubs including the original Brewhouse and Eatery in Phoenixville, PA and a Tasting Room connected to the brewery in Pottstown.

WF: How did Sly Fox begin?

FOX: Almost thirty years ago my brother Pete and I were into homebrewing and, as fate would have it, he lost his job and we decided to investigate opportunities in the fledgling craft brewing industry. We kicked some ideas around, did lots of research, and decided to open a brewpub.

WF: How have you grown in the last few years?

FOX: The original brewpub in Phoenixville opened in 1995. It was a modest operation but it was one of the very first independent breweries in the region and it became a very popular restaurant. Our beer supply couldn't keep up with distribution demand so, in 2004, we opened a 20-barrel production brewery and accompanying restaurant in nearby Royersford, PA. After seven years, increasing demand once again made greater production capacity a necessity. In 2012, we relocated brewing operations to our current Pottstown location equipped with a state-of-the-art German 40-barrel brewhouse. Our distribution has grown state by state and, as regional competition has increased, Sly Fox has maintained a stable position among restaurant goers and beer consumers.

WF: What kinds of beers do you produce?

FOX: Although Sly Fox is highly regarded for our lagers, we produce a wide range of styles with the common thread of quality and authenticity. Our brewing philosophy is a delineating factor between Sly Fox and many competitors. We've brewed all varieties of beer over the last two decades–from best-in-class lagers to hop-forward ales, we've released more than 100 different beers. Sly Fox currently packages and distributes ten popular flagship beers as well as almost twenty anticipated seasonal varieties and experimental brews.

Interestingly, Sly Fox was a pioneer of craft beer in cans and one of the first independent breweries to install a canning line and go all in on aluminum over glass. Sly Fox is also one of the few breweries in the entire country that uses the 360-degree wide-open end on cans available throughout Pennsylvania. We also offer the Wide Open Variety Pack featuring four favorites with the wide-open lid can that drinks like a glass.

WF: What's your revenue breakdown?

FOX: The Sly Fox Brewing Company in Pottstown does about $6 million in annual sales, $1.5 million of which is from the tasting room and $4.5 million is in distribution. That location has been growing fast–the last couple of years have seen sales increases of 25% to 35%.

Growing at that rate becomes more difficult as you reach our revenue size. The brewing industry has seen a lot of entrants in the last five years. There are more than 6,000 independent breweries now, many of which distribute in our markets. The brewery is forecasting at 5% to 10% growth in 2018.

The mature Phoenixville Brewhouse and Eatery is about a $1.8 million location that advances 5% to 6% annually.

In total, Sly Fox is an $8 million company. As part of our community footprint strategy, we boast the potential to increase revenues with the current model while developing opportunities in new markets.

WF: Tell me about your distribution setup.

FOX: Sly Fox Brewing Company markets to consumers with direct sales from our brewpub locations. Our beers are also sold to wholesalers, who then sell it to distribution outlets. These beer stores and taverns also sell to consumers. Sly Fox has cultivated valuable relationships with some of the largest beer wholesalers in the Mid-Atlantic region and our products are currently available throughout Pennsylvania, New York, New Jersey, Maryland, Virginia, Delaware, and Washington, DC.

Although beer is sold and delivered by our wholesale partners, the Sly Fox sales team has built long-lasting relationships with distributorships, restaurant owners, taverns, supermarkets, and other channels to proactively enhance and facilitate sales.

WF: How do you approach branding?

FOX: Although Sly Fox is continually evolving, introducing new products, and retooling our events; we've always been a family-owned company that cares about the communities in which we operate. That fact, combined with our brewing philosophy, has defined our brand personality and we've always been decisive about nurturing and promoting the brand successfully.

Our marketing mission and objectives are defined in an evolving strategic plan. The plan is supported by detailed brand standards that define everything from product promotions to can designs. The style guide and an organized archive of approved marketing assets are shared with our wholesaling partners and distribution points.

The early adoption of cans made Sly Fox popular with outdoor enthusiasts and we've aligned ourselves with community events in that universe in a campaign called *The Outdoor Enthusiast's Choice*where we highlight local legends in cycling, climbing, running, etc. This positioning campaign has increased exposure and, combined with team sponsorships and our own events, has moved the needle in a target market that is loyal to local, independent craft makers.

We also actively market to families. We're a family brewery and designed family-friendly environments to encourage their patronage. We make it so that when they come to our brewpubs they have an enjoyable and memorable experience. In turn, they spread the word and more families come. On the weekends, our Pottstown location is packed with families. Big annual events – the *Bock Festival & Goat Races*for instance – are attended by a huge proportion of families, so that's whom we continue to target.

Our brand management and engagement efforts are ongoing and follow an aggressive plan to introduce the brand to new audiences while maintaining the loyalty of our existing customers. Everything is predicated on our proven portfolio–a stable of popular craft beer styles and our events, both of which set us apart from our competitors.

WF: How do you maintain your market position amid all these new breweries?

FOX: Recently we rebranded to inject some freshness and excitement into our mature brand. Consumers are always going to be attracted to what is newest and most different, at least initially. With the brand refresh, we gave that to them in an effort that included an updated company identity, all new packaging, and interior and exterior improvements at the brewpubs.

We have intellectually protected programs that continue to increase in popularity. The *Sly Fox Hop Project*, for example, is a limited release, small batched specialty beer that creates excitement and generates tremendous brand buzz.

Our longevity in the marketplace sets us apart from new breweries.

Sly Fox is a time-tested brewery that consistently delivers creative, high-quality, authentic beer. Our brewery is unique - not just in our region, but also nationally.

The brewery may be experiencing single-digit growth currently, but the restaurant business is where we see a real opportunity for advancement. Pennsylvania law allows breweries to have two satellite locations using the same brewery license. That means that each brewery is allowed two locations that don't brew beer. This is what is driving the expansion for which we are seeking funding.

WF: Why are you raising money from Wefunder investors?

FOX: We are opening a new restaurant location in Wyomissing, Pennsylvania and we require capital for the build-out and start-up. We choose this site because it is a busy, fast-growing corporate area surrounded by affluence.

Money Magazine considers Wyomissing, a hub of Reading, one of the best places to live in Pennsylvania. It's a family friendly neighborhood that's seeing tons of growth and revitalization activity throughout the downtown area. The area boasts a great demographic that will fit perfectly with what we already do.

In the early 1900s, our new building was part of the complex that was home to the famous Berkshire Knitting Mill. In the 1970s, it became one of the original outlet malls in America - the Vanity Fair Outlet Center. Now, as part of the mix-use redevelopment plan, the *Knitting Mills at Wyomissing*will be home for UGI Energy Services, Tower Health Medical Group's headquarters, a new mega-Wawa convenience store, several business offices, and retailers. The complex will have more than 1,000 daily employees and visitors.

Sly Fox at the Knitting Mills will be situated in the heart of that development and we expect a built-in lunch and happy hour crowd. At dinnertime, we'll see many of the families in the Wyomissing area coming in with the kids to have a good time. We're planning a recreation room, featuring shuffleboard and the like, in the wide-open lower floor that will primarily be an adult domain.

Sly Fox at the Knitting Mills will feature casual dining including pizzas, sandwiches, and a variety of salads. Knowing the clientele, we've developed a one-of-a-kind lunch menu that will help customers get in and back to work on time. The floor plan is set perfectly for both dinning and enjoying a pint of your favorite Sly Fox beer at the bar. The setting is attractive with the potential for unique alfresco drinking and dining while you sit fireside on the deck outside.

WF: What are your costs and profit margins?

FOX: We are adhering to a 10% margin for labor, rent, and food, which is the industry standard. The Pottstown Tastin' Room runs at a higher margin because we offer table service only. Without a full wait staff, fewer employees are required, allowing a bit more profitability. That's a model we want to continue going forward. We've developed a way to increase revenue without sacrificing service. Cost of goods sold is also lower in that model but menu items are not necessarily less expensive.

WF: What are your revenue projections for the first year at your new locations? ^

FOX: We're expecting we'll be similarly sized to our Pottstown location. Knowing that, we're projecting to do somewhere between $1.4 to $1.5 million in sales. Our conservative projection is $1.25 million.

Compared to our other locations, the lunch crowd is going to be significantly larger. That's going to be the biggest difference between Wyomissing and Pottstown and that's what has the potential to drive that volume up as high as $1.5 million. That revenue goal will require those corporate tenants to open on time in the Knitting Mills complex.

The property manager expects full occupancy of the Knitting Mills in the early part of 2019. Once that happens, thousands of people will be able to walk to Sly Fox at the Knitting Mills.

WF: What are you doing to generate publicity for the new location? ^

FOX: Affordable housing and economic growth is attracting a new generation into the Wyomissing area. Several national chain restaurants have already put destinations here. Three things really set Sly Fox apart: our award-winning craft beer, the family atmosphere in our brewpubs, and our community involvement.

We're expending a lot of effort to create awareness in that region and in that demographic well before opening.

Our sales team has been scheduling multiple tastings at street festivals and events. Sly Fox is one of the major sponsors of the minor league baseball team, the *Reading Fightin Phils*, whose stadium is three miles away from the new restaurant location.

Sly Fox is the sole beer provider for the well-regarded arts community, *GoggleWorks*and we're the beer sponsor for *Reading Alive*, a weekly live music street festival featuring national acts. Our plan is to entrench ourselves in the neighborhood so that when people think of craft beer, they think of Sly Fox.

There are three components to any restaurant's success: great beer, great food, and great service. All of that happens at our current locations, and it will happen in Wyomissing.

We are highly recognized as a producer of great beers. When people come to our Pottstown tasting room, they're blown away by the quality of the food we produce. We deliver it quickly, with friendly service. That's the game plan for Wyomissing as well.

WF: What risks do you face?

FOX: The influx of new breweries has certainly made this a more crowded field. That said, we've been doing this for nearly 23 years and we have a quality track record. We know what we're doing and we're good at it.

One of the challenges we face in Wyomissing is not knowing when the entire center will be occupied. We're not dependent on that crowd, but it's going to mean dependable customer base for sure.

To alleviate some risk, we are setting up Sly Fox at the Knitting Mills as its own company which is what we have done with the brewery, the Tastin' Room and the Brewhouse and Eatery as well. They're all legally separate from one another but as far as our day-to-day business, they're all part of the Sly Fox Brewing Company brand and mission.

WF: Who's on your team?

FOX: The General Manager of Sly Fox at the Knitting Mills will be Randy McKinley, a long-time friend of Sly Fox, who most recently successfully managed a start-up distillery. We'll bring at least two current employees from our Pottstown location–a seasoned manager and a key kitchen staffer. Beyond that, we'll be offering opportunities to locals and training in our current locations prior to opening.

WF: Why are you raising money through equity crowdfunding?

FOX: We already have a commitment from a bank to do conventional financing, as Sly Fox is an established company. The Crowdfunder option attracted us because

the concept is modern, it's new, and it's what a lot of young people are interested in.

The biggest reason for pursuing crowdfunding is that a successful campaign will yield hundreds of people investing in Sly Fox, which translates to hundreds of advocates for our new location and our brand.

They're obviously going to want us to be successful and they're going to evangelize for the brand and that has the power to grow exponentially!

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